Exhibit 99.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

NOTICE AND ACCESS

As permitted by Canadian securities regulators, Enerflex Ltd. (Enerflex or the Company) is using the notice and access model for the delivery of meeting materials to its shareholders (Shareholders) in connection with the annual general meeting of the Shareholders (the Meeting). Under notice and access, Shareholders still receive a proxy or voting instruction form, as applicable, enabling them to vote in advance of the Meeting. However, instead of receiving a paper copy of our Management Information Circular dated March 10, 2023 (the Circular), Shareholders receive this notice explaining how to access the Circular and other meeting materials electronically. This reduces our printing and mailing costs and reduces the environmental impacts associated with producing and distributing large quantities of printed meeting materials.

MEETING DATE AND LOCATION

When:	Where:
Tuesday, May 2, 2023	Virtual-only format via live online webcast at https://web.lumiagm.com/296585913
2:30 pm (Mountain Time)	Meeting password: enerflex2023 (case sensitive)

For the virtual platform, you will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

1.

Election of Directors: Shareholders will be asked to elect ten directors of the Company, as more particularly described in the Circular under the heading “Business of the Meeting – Election of Directors”.

2.

Appointment of Auditors: Shareholders will be asked to appoint Ernst & Young LLP, Chartered Accountants, as auditors of Enerflex for the ensuing year at a remuneration to be fixed by the directors of Enerflex, as more particularly described in the Circular under the heading “Business of the Meeting – Appointment of Auditors”.

3.

Say on Pay: Shareholders will be asked to approve an advisory resolution to accept Enerflex’s approach to executive compensation, as more particularly described in the Circular under the heading “Business of the Meeting – Advisory Vote on Executive Compensation”.

4.

Other Business: Shareholders may be asked to consider other items of business that are properly brought before the meeting. Information regarding the use of discretionary authority to vote on any such other business may be found in the Circular under the heading “Business of the Meeting – Other Matters”.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITE WHERE THE MEETING MATERIALS ARE POSTED

The Circular and related Meeting materials can be viewed online on Enerflex’s profile at www.sedar.com or at the following internet address: www.meetingdocuments.com/TSXT/efx/

ENERFLEX LTD.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request that a paper copy of the Circular, financial statements and accompanying management discussion and analysis be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Circular was filed on SEDAR by:

•	Calling: 1-888-433-6443 (toll-free in Canada and the United States)
•	Sending an email to: tsxt-fulfilment@tmx.com

Requests should be made at least ten (10) business days in advance of the proxy deposit date set out in the accompanying proxy or voting information form in order to receive the Meeting materials in advance of the Meeting date.

VOTING

To vote in advance of the Meeting: you must follow the instructions on your separate proxy form or voting instruction form, as applicable, and deposit your completed proxy form or voting instruction form, as applicable, before 2:30 pm (Mountain Time) on April 28, 2023.

To vote at the Meeting:

Registered shareholders:

You may vote via the live webcast by completing a ballot online during the Meeting. You will need to visit https://web.lumiagm.com/296585913 and enter your 13-digit control number included on your proxy form. The Meeting password is enerflex2023 (case sensitive).

Non-registered Shareholders:

You must properly complete and submit your voting instruction form, and as an additional step you MUST CONTACT TSX TRUST COMPANY BY GOING TO TSX TRUST’S WEBSITE AT https://www.tsxtrust.com/control-number-request TO COMPLETE AND SUBMIT THE ELECTRONIC FORM OR BY CALLING 1-866-751-6315 (TOLL-FREE IN CANADA AND THE UNITED STATES) OR 1-647-252-9650 (TOLL-FREE OUTSIDE CANADA AND THE UNITED STATES) BY 2:30 P.M. (Mountain Time) ON APRIL 28, 2023 (or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed Meeting), and provide TSX Trust Company with the required information for your chosen proxyholder so that TSX Trust Company may provide your proxyholder with a control number via email. This control number will allow your proxyholder to log in and vote at the Meeting, by visiting https://web.lumiagm.com/296585913 and using the password enerflex2023 (case sensitive). Without a control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote or ask questions at the Meeting.

Please note: You cannot use this notice to vote. If you request a paper copy of the Circular and related Meeting materials, you will not receive a new proxy form or voting instruction form, as applicable. Accordingly, you should retain the proxy form or voting instruction form, as applicable, accompanying this notice in order to vote.

SHAREHOLDERS WITH QUESTIONS ABOUT NOTICE AND ACCESS CAN CALL TOLL-FREE: 1-800-387-0825 (IN CANADA AND THE UNITED STATES) OR 1-416-682-3860 (OUTSIDE CANADA AND THE UNITED STATES).

ENERFLEX LTD.